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                                                                    EXHIBIT 20.1



CONTACT:
        Tom Steinbauer
        Senior Vice President, Chief Financial Officer
        Ameristar Casinos
        702-567-7037

                  AMERISTAR CASINOS COMMENCES TENDER OFFER FOR
                        $100 MILLION OF OUTSTANDING NOTES

LAS VEGAS, NEV., NOV. 20, 2000 - Ameristar Casinos, Inc. announced today that it has commenced a cash tender offer for all $100 million of its 10-1/2 percent Senior Subordinated Notes due 2004, Series B (the "Notes"). In conjunction with the tender offer, Noteholder consents are being solicited to approve certain amendments to the indenture governing the Notes.

       The tender offer and consent solicitation are subject to the terms and conditions in the Offer to Purchase and Consent Solicitation Statement dated Nov. 20, 2000. The tender offer will expire at midnight, New York City time, on Monday, Dec. 18, 2000, unless extended by Ameristar Casinos. The consent solicitation will expire at midnight, New York City time on Monday, Dec. 4, 2000, unless extended.

       The tender offer purchase price will be paid for Notes validly tendered and accepted for purchase, as well as accrued and unpaid interest up to, but not including, the tender offer acceptance date. The total consideration paid for each validly tendered Note and properly delivered consent will be based upon a fixed spread of 50 basis

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AMERISTAR TENDER OFFER
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points over the yield to maturity on the applicable reference U.S. Treasury
Note, and includes a consent payment of $30.00 per $1,000 principal amount of Notes. The yield to maturity of the reference U.S. Treasury Note used in the fixed spread formula will be set at 2 p.m., New York City time, on Dec. 14, 2000.

       Ameristar Casinos is also seeking consents from the registered holders of the Notes to certain proposed amendments to the indenture relating to the Notes. Holders will be required to consent to the proposed amendments in order to tender their Notes and will be required to tender their Notes in order to consent to the proposed amendments.

       Ameristar Casinos, through certain of its affiliates, has signed definitive agreements to purchase substantially all of the assets of Station Casino Kansas City and Station Casino St. Charles from subsidiaries of Station Casinos, Inc. In a separate transaction, Ameristar Casinos, through its affiliate, has signed a definitive agreement to sell The Reserve Hotel Casino to a subsidiary of Station Casinos, Inc. These asset purchase and sale transactions are subject to a number of conditions, including gaming and other regulatory approvals. The consummation of the tender offer and consent solicitation are also subject to a number of conditions, including the consummation of the asset purchase transactions, a financing condition and the valid tender of at least a majority in aggregate outstanding principal amount of Notes, as set forth in the Offer to Purchase and Consent Solicitation Statement dated Nov. 20, 2000. The Company has

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AMERISTAR TENDER OFFER
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received commitments, subject to customary closing conditions, from affiliates of Deutsche Bank to provide credit facilities for the asset purchase transactions and the tender offer.

       Deutsche Banc Alex. Brown is the dealer manager for the tender offer and consent solicitation and can be reached at (800) 553-2826. Requests for assistance or additional sets of the offer materials may be directed to MacKenzie Partners, Inc., at (800) 322-2885 or (212) 929-5500.

       This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to the Notes. The tender offer and consent solicitation are being made solely by the Offer to Purchase and Consent Solicitation Statement dated Nov. 20, 2000.

        This press release contains certain forward-looking statements. These forward-looking statements generally can be identified by the context of the statement or the use of words such as Ameristar Casinos or its management "believes," "anticipates," "intends," "expects," "plans," or words of similar meaning. Similarly, statements that describe Ameristar Casinos' future plans, objectives, strategies or goals are forward-looking statements. Although management believes that the assumptions underlying the forward-looking statements are reasonable, these assumptions and the forward-looking statements are subject to various factors, risks and uncertainties, many of which are beyond the control of Ameristar Casinos, including but not limited to, uncertainties

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AMERISTAR TENDER OFFER
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concerning the completion of the transactions contemplated above and the availability of financing therefore. Accordingly, actual results could differ from those contemplated by the forward-looking statements contained in this press release. Attention is directed to "Item 1. Business -- Risk Factors" in the Annual Report on Form 10-K of Ameristar Casinos, Inc. for the fiscal year ended Dec. 31, 1999 and "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" in the Quarterly Report on Form 10-Q of Ameristar Casinos, Inc. for the fiscal quarter ended September 30, 2000 for a discussion of some of the factors, risks and uncertainties that could affect Ameristar Casinos' future results.

       Ameristar Casinos, Inc., a publicly traded company (NASDAQ ticker symbol:
ASCA) with a strong background in the gaming and hospitality industry dating back to 1954, owns and operates Cactus Petes Resort Casino and The Horseshu Hotel & Casino in Jackpot, Nev., Ameristar Casino Hotel Vicksburg in Vicksburg, Miss., Ameristar Casino Hotel Council Bluffs in Council Bluffs, Iowa, and The Reserve Hotel Casino in Henderson, Nev. in metropolitan Las Vegas.

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          Visit Ameristar Casinos' Web site at www.ameristarcasinos.com

       (which shall not be deemed to be incorporated in or a part of this press release)